November 3, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Four Oaks Fincorp, Inc. Request to Withdraw Registration Statement on Form S-1 (File No. 333-217508)

Ladies and Gentlemen:

In accordance with Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), United Community Banks, Inc. (“United”), as successor in interest to Four Oaks Fincorp, Inc. (the “Company”), pursuant to the merger of the Company with and into United, hereby requests the withdrawal, effective as of the date hereof or as promptly as practicable, of the above-referenced registration statement, including all exhibits filed therewith (collectively, the “Registration Statement”). The Registration Statement was originally filed on April 27, 2017 and became effective on May 11, 2017.

The Company filed the Registration Statement in order to register shares of the Company’s common stock for resale by the selling shareholder named therein (the “Selling Shareholder”). The Selling Shareholder has not sold any shares of the Company’s common stock pursuant to the Registration Statement and the obligations of the Company to maintain the registration of the Company’s shares of common stock have been extinguished.

Should you have any questions, or require any additional information, please contact James W. Stevens of Troutman Sanders LLP, counsel to United, at (404) 885-3721.

Sincerely,

By:	/s/ Jefferson L. Harralson
Jefferson L. Harralson
Executive Vice President and
Chief Financial Officer

cc:	James W. Stevens, Troutman Sanders LLP